EXHIBIT 99.3

Press conference

Addressed by: Azim Premji- Chairman, Vivek Paul- Vice Chairman and President Wipro Technologies, Suresh Senapaty – CFO, Suresh Vaswani-President, Wipro Infotech, Vineet Agarwal-President, Wipro Consumer Care and Lighting and Raman Roy-Chairman, Wipro Spectramind

Vijay: Welcome to Wipro. We begin with a statement by Azim Premji. After that we throw open the floor for Questions. Mr. Premji...

Azim Premji: At the outset, let me wish you all a very happy new year. The detailed results for the quarter ended December 31, 2003 are with you in the press docket. Let me share with you some of our thoughts on our performance and prospects.

Business traction in our Global IT Services business continues to be robust. In the quarter ending December 31, 2003, we recorded Revenues of $250 million and Operating Profits of over Rs. 250 crores ($55 million), a sequential growth of 13% and 17% respectively. Combined With the encouraging performance of our other businesses, we posted our highest ever quarterly Profit after Tax.

Within Global IT business, our Technology business grew sequentially by 13% and the Enterprise business by 10%. If we were to look at different service lines, Technology Infrastructure Services grew sequentially by 17%, Business Process Outsourcing by 29% and Package Implementation by 14%.

On the profitability front, improvement in productivity and increased cost efficiencies offset the impacts of Offshore compensation increase, Rupee appreciation and marginal decrease in utilization, resulting in an expansion in our Operating Margin as compared to the quarter ended September 30, 2003.

In terms of business operations, the results have been encouraging as well. Robust growth was evident across all verticals, all service lines and all geographies. We continued to be successful in selling new and enhanced services to our existing customers and to new customers. We significantly improved our ability to leverage the consulting skills from our acquisitions across all business segments. We were also successful in selling IT enterprise solutions to our Technology clients.

Looking ahead, Offshoring continues to gain momentum. We expect the volume growth across business segments to sustain and expect pricing environment to be stable. However, there may be quarterly aberrations due to mix of customers and service. Further, continued appreciation of the Rupee continues to puts pressure on business profitability.

In summary, we have had a quarter of satisfactory achievements and our Whole team in Wipro Limited is congratulated. Opportunities are enormous in the current environment, but these opportunities come with their own challenges. We are as much focused on leveraging near term opportunities as we are on building a long term global organization. We believe that doing both are critical to create sustainable shareholder value. And we are confident that we will achieve our goals on this.

Vijay: You can ask questions now, and we request you to speak into the mike. There are mikes available with the gentleman over there and a person over here.

Journalist: Mr. Paul, can you give an indication on the demand and supply side in the last nine months and in terms of large orders how does that look like now since the volumes have picked up. What is your view on that?

Vivek: First of all, I think that I characterize this quarter as a India shining quarter because not only that We continue drive forward in our IT export business, We also saw Indian businesses really come to full potential as the Indian market took off both on the Indian IT side as Well as on the consumer care side. So, we had strong profit growth across the board. If you look at on the global IT and IT enabled services export scenario, last quarter was very heartening for many reasons. One is, we had wide spread growth. Our technology businesses grew sequentially 13% and within that telecom actually grew even faster at 15%, and telecom for example for the quarter versus year on year was up 56%. So, we are seeing telecom actually lead the way out of the technology recovery. So, I think that we continue to see that do well. We also saw IT do well. IT grew double digits sequentially, 10%, and we also saw the business process outsourcing business grow at about 29%+.

The second was two quarters in a row we had not only double digit but 13% sequential growth. So again a nice curve. We have had volume growths now in terms of man-months for many quarters now, and finally as you look at the pricing picture, we are beginning to see stability. So as a result, you put all this together and you see that it reflects the market that we described last time. Customers are willing to spend more; customers have accepted the offshore model as being necessarily the way to go. If you look at the traditional penetration curve, we have the innovators and the early adopters today. Now you have the late adopters. We feel the adopters are coming to India Wanting fully established qualified process in a scale that benefits companies like Wipro, and they Want to move in big numbers. That also is to our benefit. So as a result, this quarter we have closed many bigger deals than we have in a long time. The one difference from the last time we were feeling was that these customers don’t want us to talk about it publicly.

Journalist: Mr. Senapaty, with this statement about the rupee appreciation, I was trying to find out — the rupee kind of gained just about 0.5% or something in the third quarter. Can you quantify how much did that impact the operating margins, which you said was obviously offset by other cost efficiencies that you obtained.

Suresh Senapaty: We had in the last quarter an impact of about 50 basis points on account of foreign exchange, in terms of rupee appreciation. And we think going forward rupee in the short term will continue to appreciate and therefore we will have impact of that felt in the current quarter also.

Journalist: If I am not mistaken there is mention of utilization coming down, is it correct? And could you explain when the demand is robust, why is this happening to utilization?

Vivek: I think that two elements happened. One is that our percentage of campus hires went up significantly and campus hires you cannot put straight to projects right away, you have a longer gestation period. And the second is that we had the highest amount of IT hiring in a long time.

Suresh Senapaty: IT hiring was about 1900 in the last quarter, which has been the highest ever. If you take an average and if the addition has been towards the later end, they have not been put through billing. Similarly in the BPO side we had an add of about 960+.

Journalist: We are very keen to know at least something about the clients. You can tell us about the latest client.

Vivek: I think that we have to respect their request for confidentiality. Frankly, we are entering into an emotional period in the United States with the elections coming up there and you know this could well be an election topic, and really no client wants to find themselves caught in somebody else’s bad book. So, I think that they have requested confidentiality and we have to respect that.

Journalist: There is a difference of 8 crores in the Indian GAAP and the US GAAP. Why is it?

Suresh Senapaty: You are supposed to go by the Indian GAAP for India, and US GAAP for US.

Journalist: You need to explain the difference also. If you can tell where exactly this 8 crores difference comes from. The 19% under Indian GAAP, it is 274 crores, where as it is 22% but it is 266 million, that is why?

Suresh Senapaty: There are few heads on which this particular difference arises. I mean, US GAAP numbers are about 97% of the Indian GAAP numbers in the last quarter. The differences are on some stock options where you have to take a hit into the P&L in US GAAP but not under Indian GAAP. There is small difference on account of that. Two is that, you know, there has been some vesting of options in the Wipro Spectramind, and when you do the vesting of those particular options, the employee pays for the money and get the conversion, but when you take the carrying cost under US GAAP, it is booked as a loss and it is not so in the Indian GAAP. Similarly third thing is in revenue recognition. We have some differences both in terms of the Indian products as well as in the global IT services. There are some principle changes but they are not very significant, they are about 2 to 3 crores with a GAAP. So, combination of all this is about a 3% lower US GAAP numbers.

Journalist: You have been able to cover that difference because of the rupee appreciation. How much hedging have you done?

Suresh Senapaty: Because of rupee appreciation in the last quarter we had a operating margin hit of about half a percent.

Journalist: You have not said how much you hedged.

Suresh Senapaty: As of 31st December, we have a hedge for about next two quarters’ net inflow.

Journalist: How much?

Suresh: For our next two quarters, we have covered out exchange inflow.

Journalist: Mr. Paul, What is the impact of the Lehman Brothers is it only a stop gap or is it gone completely?

Vivek: I think that the Lehman-Wipro relationship continues to bed very strong. What we have to recognize is that not everything works the way that it was initially expected. The fact is that Charlie Cortese, the Director from Lehman in a press conference in the United States said that he expected their outsourcing to India to practically double and Wipro will gain a significant share. So, what happened is that one element which represented a single digit percentage of the overall application outsourcing did not go up to the expectations of both sides, and it is not that it was bad one side or the other. Though much has been made of this, in fact it is only in today’s highly charged environment that it is even news.

Journalist: I have a supplementary to that because right now the flavor of the season seems to be that within the BPO sector there is a strong scope for higher value-added, more analytical and higher skill work, and the Lehman deal as we see it was involved with investment banking help desk, which would have probably required a higher degree of skills. Where as on the BPO side Wipro seems to be focused on What We could call a more vanilla side of the business. Is there is a strategic view or perspective you have on this aspect?

Vivek: I would like to differentiate the two. I think that the Lehman issue is frankly a very tactical issue. There was no strategic withdrawal from their help desk business by Wipro nor was there a withdrawal by Lehman from their offshoring initiative from Wipro. In fact, in some way that is really interesting that if a year ago what made the news was what big deals we have won. Today what makes news is that a small deal is lost. People expect wins to come any way, but if there is a loss, people are surprised. So I think it is interesting that the World has changed so much over the last year. But any ways, I want to differentiate the two topics. I will ask Raman to make a couple of comments specifically on the topic of doing more value-added Work on the business process outsourcing side.

Raman: If you take value add, it is the aspect of the relativity to what is not value add to what is value add. If you look at the break up of which way the revenues of Wipro Spectramind are going, there is an increase because with the higher value add services your realization also goes up, the cost also goes up because you need a different quality of resource. That has been our focus area. For customers who are tenured and who have experienced India and understand the gains that they are getting, we continue to see them driving up the value chain looking at more complex and more value added activities. So, our business continues to be a mix of those high value add activities and relatively lower value add activities, and our focus continues to be on both segments of the business.

Journalist: I wanted a simple straight answer. Mr. Paranjpe has gone on record saying that you know Wipro is doing absolutely help desk outsourcing with Lehman, what is status of that outsourcing?

Vivek: We will try it. The Lehman relationship with Wipro comprises a vast spectrum of applications that we develop and manage. One of the projects is the technical help desk. For reasons that go much beyond, the Lehman team and the Wipro team decided that it was not something we wanted to continue. That does not in any way mean that Lehman is not interested in doing more work with Wipro. They are very satisfied. They have gone on record to the press to say that they are going to double their relationship with Wipro. That does not happen if they are unhappy. By the same token, it does not mean that Wipro is unhappy with Lehman. We have gone on record to say that this relationship is going great. We are particularly happy about the kinds of work that we are doing with them, and together there is absolutely no strategic shift either on their part or on our part. So, I would like to state to you that we have spent more time on sub 10% of one client engagement than perhaps it matters.

Journalist: Mr. Premji, recently the US security set up has started profiling all the expatriates coming into US, finger printing, picture and all. Do you foresee any problem if this kind security measures coming up.

Azim Premji: Not really. I think they are just tightening up their security in terms of the processes which were there. I have not been to the US after the security profiling of finger printing has started. I am going to be there next Week. This will require about 10 more minutes in immigration to be sure that one has a safe journey. We have to accept it as part of security arrangement, like we accepted the previous security arrangement.

Journalist: Earlier also the kind of stringent securities, you had a problem in terms of time and then the line of questions and other things you are asked. Brazil has protested against it. What you think the Indian stand should be?

Azim Premji: The Indian stand should be to cooperate. Why should we be taking stands with United States Government on areas which they think are relevant areas to fight against terrorism. I don’t think as a country we should be empathizing with terrorism. Even in our country we have security hurdles, which are fairly significant. So we cooperate with the authorities on those security hurdles, and where they thought that the security hurdles in our country were redundant, they have tried to reduce them and reduced them also to random checks. Don’t you want to feel safer in the plane? At the end of the day, that is what it comes out to, doesn’t it?

You know you can look at it as an asset. If they have profiled you and you have been passing profile time after time, the subsequent times you are a privileged citizen there. That is another way of looking at it.

Journalist: I want to know what the outlook for the margins is and another question to Mr. Roy would be on, if you look at the number of clients which you have added this quarter, and could you also talk to us about the pipeline, how is it shaping? What is the kind of customers that are interested? Added to that also would be the cross selling opportunities, are you getting any kind of, has that increased between technologies and the BPO opportunity side?

Vivek: Let me first take the latter part of the question. We have added three customers in this quarter, one of those customers was an existing Wipro Technology customer so there is a net addition of two customers. We are up to 19 customers and we now handle 68 different processes for these 19 customers that we have in production. 26% of our customer base, that is 5 out of the 19 customers, are existing Wipro Technology customers. In terms of pipeline, 75% of the pursuits that Wipro Spectramind is doing, or the BPO arm of Wipro is doing, are joint pursuits where we are offering to our customers not only BPO opportunities but also IT services. In terms of the robustness of the pipeline, we are very bullish; we see a huge traction and a huge need or the requirement for our services by the overseas customer.

Journalist: On the margins..?

Vivek: On the margin front, we see cost pressures as well as some improvements on the utilization, our offshore, etc. I think bottom line is we expect to be able to maintain the existing operating margin but for the correction that may be required for the exchange.

Journalist: Mr. Paul, what is the customer churn. I understand you added about 24 new clients but how many have you lost?

Vivek: I don’t think we have released that number yet, but I think that we continue to have a very healthy client addition and revenue growth.

Journalist: But you know in the last seven to eight quarters that we have seen, there has been an intense customer churn across the industry. So clearly as SG&A expenses increase you are investing more on getting new clients Who may not stay With you for more than a quarter, is it healthy?

Vivek: I think that you have to understand the drivers for the customer churn. I think one is when we do an intellectual property deal that is onetime purchase. The second is when we do project oriented work where you are doing a specific implementation. Let us say a global SAP roll out, once the project ends, it is not a necessity that the very next day that customer will ask for the next project. So, when we reduce the number of customers, it is not that we lose those customers. It is that there is no active project at that time. Particularly as we enter into the consulting space where there are many such projects, I think we will have this issue. So I would not get it is as a weak indication, if any, in terms of future revenue growth, etc.

Azim Premji: You know we are also seeing strong demand getting generated in the domestic IT market both in services, solutions, as well as product. It will be worthwhile for Suresh Vaswani, President of Wipro Infotech to say a few words about this.

Suresh Vaswani: This has actually been a very good quarter for us. We have grown in revenue terms by 28% year on year and more importantly we have grown on the profitability front by 45%, which is good. The other notable thing about our performance is typically Q3, is a lower quarter in the domestic context compared to Q2. However, we found better results in Q3 than what we did in Q2 with the revenue growing up by 10% sequentially and the profit going up by 15% sequentially. I just want to give a perspective on the services and software business. Over the last two years we have been continuously investing in our services and software business. The software business is a new growth area for us in the domestic and Asia-Pac markets. Our services and solutions business has grown 53% year on year and 28% sequentially which is fueled by the growth in our software business which sounds high; It is 200% year on year and 50% sequentially on may be a small base. Professional IT services business, which is the main stay of our business in India, has grown 41% year on year. Consulting business has grown 126% year on year. In the Middle East and Asia-Pac markets, we are doing reasonably well. Especially in the Middle East market where we have got good growth of 200% year on year and a sequential growth of 75%. The products business also has performed reasonably well with the growth ahead of market of 23%. So both our PC business and enterprise product business have done well.

All in all I think this is a good quarter. Investments that we have made over the last two years are paying off, and again the market in India is beginning to look up. So I think it is happy times ahead for Wipro Infotech in the domestic, ME, and A-Pac market.

Azim Premji: I would also request Vineet Agarwal, President of our Wipro Consumer Care and Lighting, to say a few words. The good thing is that we are back to a growth phase in our Consumer Care and Lighting Business, and the good monsoon this year and the generation of good rural demand also is auguring well for the market.

Vineet Agarwal: We have grown now almost four quarters in succession, with a very strong quarter this time. This quarter our sales were up 27% over last year. Quarter two was up 20% over last year. So, last four quarters have been good, given the fact that FMCG industry is still struggling to come out into a growth phase. Our profits have been up, actually 57% this year, but that is largely because last year we had one time Write off because of some VRS given. Even if I take that out, we have grown about 26% on operating income in this quarter versus quarter two growth of about 16%.

So it has been a good quarter both for sales as well as profits. Our return on the capital employed is over 100% for this quarter. This has been largely driven by growth in toilet soaps. Santoor has grown by over 30% this quarter in terms of value. It is basically underlying the fact that if you give good value to the consumer, the consumer would come back time and again to you. Santoor has become one of the strongest brands in the country today with revenues crossing about 250 Crores. Our commercial institution business, which is the project business for lighting has also grown very well. It has grown 51% this quarter, and cumulatively for this year, we have grown about 40%, largely because a lot of industry is now investing back in projects in terms of infrastructure as well as lighting. The Pharma industry and the IT industry both have done very well for the commercial institution segments. Our acquisition - Glucovita, the first one which we made in April is on track. The second one is Chandrika which we have made recently. These will be on track in terms of distribution that we have started in various states. The agreement will get finalized by the end of this year, probably in March. Hopefully we will be distributing all India for Chandrika by March or April.

Journalist: Have you finalized the plans for Bhatti?

Vineet Agarwal: Yes, we have finalized the Himachal plan, we have taken the land there. We are going to set up our toilet soap plant there. It should be in operational by June of this year.

Vineet Agarwal: It will be a reasonable investment. We are not putting in the exact figures, because we are in a two phase situation. We will be starting our finishing line first. It should be operational in June, and then we will put up a fatty acid plant. That should be operational by end of this year.

Journalist: Mr. Vaswani, you mentioned Bharti Cellular as a new win. What I would like to know is how big this deal is? Given the size and scope of Bharti’s expansion, what does this mean for you? Is it being entirely outsourced given that their own business also includes infrastructure and equipment?

Suresh Vaswani: We are not in a position to really reveal the size of the deal. We are doing a lot of telecom Work in the domestic market and Bharti is one of our large customers both in so far as hardware is concerned as well as software integration in the OSS space is concerned. Telecom is a big thrust area for us in the domestic market. We are working with most telecom service providers. I am not in a position to give you the size of the deal. It is a critical implementation, which we are doing for Bharti in the area of MPLS roll out.

Journalist: So it is an implementation not of recurring revenue, not an infrastructure management as the release suggests?

Suresh Vaswani: We do both - infrastructure management and system integration for Bharti.

Journalist: Okay. And I have one question for Mr. Agarwal. Chandrika, is this a brand lease as opposed to a wholesale buy out? Or is there something in the clause that gives you a buying rights because if you invested in the brand and if you don’t get to buy it at the end of the day what is the strategic value?

Vineet Agarwal: It is a long-term lease. It is a perpetual lease that we have. It is largely because we found value on both sides in terms of the Chandrika family wanting to have some sort of emotional attachment to it, but from our point of view, they will continue to manufacture for a certain limited period of time. After that we will review the relationship, but it is a long-term lease and it is a perpetual lease.

Journalist: Yeah, but the brand would be owned by a company which will be majorly owned by Wipro. Basically it is like Coke and Thumps Up deal.

Azim Premji: Almost 60% of land, which we buy in this country, is a long-term lease, including for your homes, please keep that in mind. It is a long-term lease from the Government of India or the State Government.

Journalist: There is no transparency of the deal, we have not known how much it has been bought for. Because last time also the amount paid did not come out. At least in this quarter, it should come.

Suresh Senapaty: We will do that once the whole transaction gets consummated fully.

Journalist: That is by when?

Vineet Agarwal: We expect it to be by the end of this quarter.

Journalist: Mr. Premji, I have a question for you. During last quarter and this quarter, you have been very quiet on the acquisition front actually, what is happening? Is it the mood of not looking out?

Azim Premji: No, no, we continue to work on acquisitions. But we do not make intermediate statements on acquisitions we are working on. As and when we consummate our next acquisition, we will make announcements on it. But acquisition is very much a part of our strategy and we have recently announced the Chandrika acquisition also.

Journalist: No, I am talking With respect to global IT services.

Azim Premji: Even global IT, we continue to work on it. It is an integrated part of our strategy. We have nothing last quarter to particularly announce on Wipro Technologies.

Vivek: And if I may just add to that, I think it is dangerous to expect an acquisition a quarter. I think that, we should not get any mental mind set on how many acquisitions we will make because frankly that is dangerous. If you look at the success track record of the acquisitions so far - Raman already talked about how much we share already between the technology business and the IT enabled services business in terms of customers and projects. If you look at Energy and Utility consulting business we acquired from American Management Systems, already today seven of their 12 customers have been penetrated with offshore services. We are already finding that we are adding one customer a month in that business, so that is doing Well.

If we look at the NerveWire, many of our large financial services customers have been able to upgrade the relationship. In fact our financial services vertical showed very strong growth. Of course, NerveWire from a financial perspective has been disappointing. It had a loss. Good thing was that it was a small loss this quarter than last quarter, and we are sort of getting ourselves out of the woods on that one. So, if we look at our overall experience with acquisition, it has been generally positive. So we want to continue to do those. They are part of our strategy but we are absolutely not going to get ourselves into one a quarter pace.

Vivek: And if I can supplement, I think some of the moves taken by the Government of India also is fairly encouraging in this respect. You know, particularly the foreign exchange regulation changes that has happened in terms of having enhanced the automatic root-based acquisition and creating subsidiaries overseas. Similarly, we have seen lot of changes that has happened in terms of the duty structures for our hardware component. It is again very encouraging from a point of view that there will be more demand, there will be more penetration in the country, and there will be lot of not only the hardware sales, but all the service that is around that, there will be a lot of demand for that.

Journalist: You have not capitalized on all these kind of Government initiatives?

Vivek: We will, we will. All I am saying is, do not, like we said, do not expect us to do an acquisition every quarter. I am saying our objective remains that we will approach inorganic growth as a strategy to be able to get our leadership position, and will continue to do. The experience so far has been good, external environment is more conducive. So, it is a function of getting the right kind of an opportunity to be able to encash.

Journalist: Last question, what is the stand on the ADS?

Suresh Senapaty: No decision with respect to that has been taken, and we will let you know as soon as it gets taken ever. The option always exists and as and when we want to take that option we will let you know.

Journalist: Mr. Paul, what has been the campus hires this quarter? You said there has been heavy campus hire, and could you also speak something on the attrition. How is it and at what levels?

Vivek: Sure. If I look at the sort of overall people picture, we had said last quarter that we were going to give a salary increase this quarter and that would cost us about 1.3% of sales as an incremental cost. The good news is that we did what we said, which is we absorbed that cost of the salary increase, and still were able to turn out the higher operating margin. The second is that if you look at the number of hires we had on the IT side, 2,600 is the gross hires. So, of the 2,600 gross hires, 30% were campus. If you look at the attrition going forward, what we are seeing is that our salary increases in the junior employees were not as high and that is creating some attrition. It is interesting that the area where people were most concerned about attrition which is senior and middle management rank, that attrition rate is actually almost a third less than the attrition rate in the more junior employees. We are going to try and address that but I think that that is where our attrition sits right now. So, it is an issue but it is not a non-manageable issue.

Journalist: How much was the attrition at various levels?

Vivek: I do not think we want to break it as a trend going forward, but I think on an overall attrition basis, we are at about 17%. That is on the IT side on an annualized basis.

Suresh Senapaty: That includes the involuntary attrition too.

Journalist: Mr. Paul, how does, rate negotiations work now, especially for your global clients if they have operations across the globe? Is pricing centralized, does it make it more difficult for you?

Vivek: I would say that in terms of that particular context, I think that the only time when we have an issue in terms of global pricing contracts is if Wipro Infotech is working with our global customer in India or their Indian subsidiary is doing work at a different rate than what we are charging at the global level. Those situations are few and far between. They do not fundamentally affect the situation. But I think generally speaking, more and more contracts are negotiated centrally and in fact we try and do that much more so that if we can get one single frame contract for an entire large corporation, that essentially gives us a hunting license through the entire company. It is in our best interest as well that the higher the level the purchase agreement is, the better off we are in terms of the potential we can tap without having to worry about commercial negotiations again and again.

Vijay: We close the conference then. I want to thank all of you for joining us and I would request you now join us for tea and some snacks. Thanks a lot.

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